AMENDED SCHEDULE A
DATED AUGUST 20, 2024
TO THE ADVISORS' INNER CIRCLE FUND II
ETF DISTRIBUTION PLAN
DATED NOVEMBER 14, 2023

Pursuant to Section 1 of the Plan and subject to any limitations imposed by FINRA Rule 2341, distribution fees for the following Fund(s), and/or classes thereof, if applicable, shall not exceed the amounts listed below:

Fund	Fee
CastleArk Large Growth ETF	0.25%
Cullen Enhanced Equity Income ETF	0.25%
3EDGE Dynamic Fixed Income ETF	0.25%
3EDGE Dynamic Hard Assets ETF	0.25%
3EDGE Dynamic International Equity ETF	0.25%
3EDGE Dynamic US Equity ETF	0.25%